UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 29 July 2010

The solid performance in the first half 2010 enabled the Group to confirm its organic cash-flow objectives for 2010 and 2011

France Telecom proposes to its shareholders an annual dividend of €1.40 per share in 2010, 2011 and 2012

•

consolidated revenues of 22.144 billion euros for the first half of 2010, down 2.2% on a comparable basis. Excluding the effect of regulation, revenues were stable compared with the first half of 2009 but the trend improved in the second quarter of 2010, up +0.3%

•

EBITDA was 7.745 billion euros for a margin of 35.0%, with the erosion limited to 0.9 points on a comparable basis

•

the Group’s share of net income was 3.725 billion euros in the first half 2010

•

capital expenditure was 2.114 billion euros in the first half, for a CAPEX rate of 9.5% of revenues

•

organic cash flow of 3.989 billion euros in the first half of 2010. The Group confirms its ambition for organic cash-flow generation for 2010 and 2011

•

a total year-on-year increase in the customer base of 3.8%, with 182 million customers at 30 June 2010

•

6.6% growth in the mobile customer base to 123.1 million customers at 30 June 2010, driven by Africa and the Middle East with a combined total of 34.0 million customers at 30 June 2010, an increase of 18.4% year on year

•

2.2% growth in ADSL broadband subscribers (13.2 million customers) and rapid growth of digital TV with 3.6 million subscribers at 30 June 2010, a year-on-year increase of 34%

•

stable first half 2010 revenues compared with the first half of 2009 excluding the effects of regulation, an improvement after the 0.9% downturn recorded in the second half of 2009:

•

very strong growth of 8.0% in Africa and the Middle East driven mainly by the 29% increase from new operations

•

growth of operations in France (+0.3%, including +4.0% growth in mobile services), Spain (+2.5%, including +3.7% growth in mobile services), Poland (an improvement of 1.8 points to -3.4%, following -5.2% in the second half of 2009) and the other European countries (+0.9%), led by Belgium

•

the Enterprise segment declined 6.0% in the first half of 2010

•

improved revenue trend in the second quarter of 2010, up 0.3% compared with a decrease of 0.3% in the first quarter (excluding regulatory measures). This improvement concerned most areas of the Group’s footprint.

•

EBITDA margin of 35% in the first half of 2010, a slight decrease of 0.9 points in relation to the first half of 2009, in line with annual objectives. The EBITDA margin trend improved in the second quarter, with a decline limited to -0.7 points compared with -1.0 point in the first quarter. There was notable improvement in France and Poland, while the EBITDA margin continued its steady rise in Spain

•

capital expenditure was 2.1 billion euros (9.5% of revenues) in the first half of 2010, down 7.5% from the first half of 2009 on a comparable basis. However, capital expenditure picked up in the second quarter of 2010, rising 6.0% compared with the second quarter of 2009. This followed difficult weather conditions, particularly in Poland, that had led to a significant drop in investment in the first quarter (-21.7%)

•

organic cash flow was 3.989 billion euros in the first half of 2010, comparable to the first half 2009 level. First half organic cash-flow generation was in line with the objective of 8.0 billion euros for the full year and helped reduce debt

•

net debt was reduced to 29.9 billion euros at 30 June 2010, compared with 32.5 billion euros at 31 December 2009. The ratio of net debt to EBITDA was 1.86 at 30 June 2010, in line with the financial objective of a net debt to EBITDA ratio of 2 in the medium term to preserve the Group’s independence and flexibility

•

the Group’s share of net income (net income attributable to equity holders of France Telecom) was 3.725 billion euros in the first half of 2010 compared with 2.561 billion euros in the first half of 2009. The increase is principally due to income from discontinued activities related to the participation in Orange UK in the framework of creating the joint venture Everything Everywhere with T-Mobile.

•

dividend: France Telecom will propose a dividend of €1.40 per share for the fiscal years 2010, 2011 and 2012, subject to a vote in favour of these payments by shareholders at the relevant Annual General Meetings.

The Board of Directors decided on 28 July 2010 to pay an interim ordinary dividend for the year in progress based on first half 2010 results. An interim dividend of €0.60 per share will be paid on 2 September 2010. The ex-dividend date for the interim dividend is 30 August 2010 in the morning.

•

free shares: the Chief Executive Officer of France Telecom informed the Board of Directors that, in keeping with the "conquests 2015" project, he wishes to associate all employees with the future performance of the Group. To do this, he indicated that a project outlining this plan will soon be presented to the Board of Directors.

Commenting on the first half results, France Telecom Chief Executive Officer Stéphane Richard stated:

“Following the announcement of the “conquests 2015” project in early July in which we clarified our businesses and redefined our outlook, it is my pleasure today to present solid half-year financial results. Once again, the Group has shown its resilience despite the unsettling economic conditions in our main markets. The downturn in revenues was more limited in the second quarter than previously, and we continued to attract even more customers – 182 million of them have chosen us, including 131 million under the Orange brand. This trend holds promise for the future because it affects all of our operations, especially mobile services in France, Spain and countries in Africa and the Middle East.

“In terms of profitability, we have succeeded in adapting to these challenging times and maintained an EBITDA margin of 35% of revenues, in line with our annual objectives. This is why we are reiterating our organic cash flow objectives for 2010 and 2011.

“And lastly, the Board of Directors accepted my proposal to commit for the coming three years to an annual dividend payment to our shareholders of €1.40, while maintaining our ability to invest and to grow.”

additional information

The Board of Directors of France Telecom SA met on 28 July 2010 and examined the Group's financial statements.

The Group’s statutory auditors carried out a limited review of these half-year financial statements. Their report is in the process of being issued.

More information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

 2

key figures

•

half-year data

in millions of euros	30 June 2010	30 June 2009 comparable basis (unaudited)	30 June 2009 historical basis	change comparable basis (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)

Revenues	22 144	22 645	22 418	-2.2	-1.2	0.9	0.1
Of which:
France	11 590	11 823	11 846	-2.0	-2.2	-	-0.2
Spain	1 867	1 911	1 920	-2.3	-2.7	-	-0.5
Poland	1 963	2 123	1 900	-7.5	3.3	11.7	-
Rest of World	3 663	3 595	3 564	1.9	2.8	0.2	0.7
Enterprise	3 576	3 802	3 824	-6.0	-6.5	-0.4	-0.2
International Carriers and Shared Services	780	759	688	2.8	13.4	0.1	10.3
Eliminations	(1 295)	(1 368)	(1 324)	-	-	-	-

EBITDA	7 745	8 115	8 039	-4.6	-3.7	0.8	0.2
in % of revenues	35%	35.8%	35.9%	-0.9 pt	-0.9 pt
Of which:
France	4 660	4 942	4 925	-5.7	-5.4	-	0.3
Spain	365	350	349	4.3	4.5	-	0.2
Poland	723	807	721	(10.4)	0.1	11.7	0.1
Rest of World	1 360	1 419	1 417	(4.2)	(4.0)	-	0.2
Enterprise	686	737	780	(7.0)	(12.1)	-2.9	-2.6
International Carriers and Shared Services	(49)	(140)	(153)	n.s.	n.s.	0.6	-9.2
Eliminations	-	-	-	-	-	-	-
Operating income	4 714	5 029	5 014
Net income Group share (attributable to owners of France Telecom SA)	3 725		2 561
CAPEX (excluding GSM and UMTS licenses)	2 114	2 285	2 262	-7.5	-6.6	0.9	0.1
in % of revenues	9.5%	10.1%	10.1%	-0.6 pt	-0.6 pt
Organic cash flow[1]	3 989		4 069

	30 June 2010	31 December 2009
Net debt	29 892	32 534
Net debt / EBITDA	1.86	1.95

Organic cash flow is presented excluding the impact of the business tax in France before 2003 (964 million euros) and excluding the acquisition of new spectrum and frequencies for mobile services (285 million euros)

 3

•

quarterly data

in millions of euros	2nd quarter 2010	2nd quarter 2009 comparable basis	2nd quarter 2009 historical basis	change comparable basis (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)

Revenues	11 185	11 383	11 233	-1.7	-0.4	1.1	0.2
Of which:
France	5 816	5 925	5 931	-1.8	-1.9	-	-0.1
Spain	945	962	966	-1.8	-2.2	-	-0.5
Poland	993	1 043	940	-4.7	5.6	10.9	-
Rest of World	1 885	1 855	1 805	1.6	4.5	1.4	1.3
Enterprise	1 806	1 900	1 904	-4.9	-5.1	-	-0.2
International Carriers and Shared Services	394	385	350	2.3	12.6	0.2	9.9
Eliminations	(655)	(687)	(663)	-	-	-	-
Consolidated EBITDA	3 978	4 131	4 082	-3.7	-2.6	0.8	0.4
in % of revenues	35.6%	36.3%	36.3%	-0.7 pt	-0.7 pt

CAPEX (excluding GSM and UMTS licenses)	1 240	1 170	1 156	6.0	7.2	0.9	0.2
in % of revenues	11.1%	10.3%	10.3%	0.8 pt	0.8 pt

EBITDA – CAPEX	2 738	2 962	2 926	-7.6%	-6.4%	0.7	0.5

Quarterly financial data is unaudited

comments on key Group figures

revenues

The France Telecom group revenues were 22.144 billion euros in the first half of 2010, a decrease of 2.2% in relation to the first half of 2009 on a comparable basis. There was continued improvement in the quarterly revenue trend which was -1.7% in the second quarter of 2010 after a decline of -2.7% in the first quarter of 2010 and -3.5% in the fourth quarter of 2009.

Excluding the impact of regulatory measures (-507 million euros), first half 2010 revenues were stable compared with the first half of 2009, while the second half of 2009 posted a downturn of 0.9%. The gradual improvement in the quarterly trend is confirmed by the 0.3% upturn in the second quarter of 2010, compared with a -0.3% decline in the first quarter and a -0.9% decrease in the fourth quarter of 2009. This improvement concerned all operating segments (excluding regulatory measures):

-

France was up 0.4% in the second quarter of 2010, after rising 0.3% in the first quarter. The improvement in carrier services was partially offset by slower growth in Internet services, while mobile services continued to climb steadily (+4.0% over the first half);

-

Spain rose 2.9% in the second quarter of 2010, after an increase of 2.0% in the first quarter. In particular, mobile services were up 4.0% in the second quarter, driven primarily by the growth in data services and in the contract subscriber base;

-

Poland improved significantly with 4.4% growth in mobile services in the second quarter of 2010, after slipping 0.7% in the first quarter, attributable to a rebound in net sales with 254,000 new customers in the second quarter compared with 61,000 in the first quarter;

-

Rest of World had continued strong growth in Africa and the Middle East (+7.9% in the second quarter after +8.1% in the first quarter of 2010), in particular with the rapid development of new operations, which were up 29.0% over the first half. In Europe, the quarterly trend in Romania gradually improved (-7.4% in the second quarter  after -10.1% in the first quarter of 2010);

-

the quarterly trend in the Enterprise business segment improved by 2.1 points in the second quarter of 2010 (-4.9% in the second quarter from -7.0% in the first quarter), mainly attributable to service operations (deployment of solutions, service platforms, network equipment).

On a historical basis, the revenue trend for the Group was -1.2% in the first half of 2010. This includes the 0.9-point favourable impact of exchange rates, in particular linked to the increase in value of the Polish zloty. On a historical basis, the trend also includes the impact of changes in the scope of consolidation (+0.1 point), in particular with the consolidation of Mobistar Entreprise Services from 1 April 2010.

customer base growth

The Group had 182.0 million customers2 at 30 June 2010 (excluding MVNOs) a year-on-year increase of 3.8% with 6.7 million new customers net of terminations added in one year (on a comparable basis).

The number of mobile customers continues to climb, with 123.1 million customers at 30 June 2010 (excluding MVNOs) a year-on-year increase of 6.6% and 7.6 million new customers, net of terminations. The majority of this growth occurred in Africa and the Middle East which had 34.0 million customers at 30 June 2010, an increase of 18.4% with 5.3 million customers added year on year. The customer base in France was up 3.6% to 26.2 million customers at 30 June 2010, with 900,000 customers added. Other countries, primarily in Europe, had a combined total of 62.8 million customers, a year-on-year increase of 2.3% and 1.4 million new customers.

At the same time, the MVNO customer base in Europe rose 10% to 6.3 million customers at 30 June 2010 (including 2.6 million customers in France), compared with 5.7 million customers one year earlier (including 2.0 million customers in France).

ADSL broadband services3 continued to grow, with 13.2 million customers across the Group at 30 June 2010, a year-on-year increase of 2.2% with 279,000 new customers. In France, the Group’s share of new ADSL subscribers in the second quarter of 2010 is estimated at 15.5%; the launch of new offers and the strengthening of commercial activities should enable a significant increase in this share in the second half. Digital TV (IPTV and satellite) is growing rapidly with 3.6 million subscribers across the Group at 30 June 2010, a year-on-year increase of 34% with more than 900,000 new customers.

Including customer bases of Everything Everywhere (United Kingdom) consolidated at 50%.

Including FTTH, satellite and WiMAX.

 4

EBITDA

EBITDA for the first half of 2010 was 7.745 billion euros, down 4.6% from the first half of 2009 on a comparable basis. Excluding the impact of regulatory measures (-164 million euros), the decline in EBITDA was limited to 2.6% year on year.

The EBITDA margin was 35.0%, a slight decrease of 0.9 points on a comparable basis compared with the first half of 2009. On a comparable basis, the ratios of operating expenses to revenues were as follows:

-

the ratio of labour expenses was 19.8%, a 0.8-point increase in relation to the first half of 2009, with the increase in payroll and additional provisions for the French Part-time for Seniors Plan partially offset by the 3.4% decrease in the number of employees at 30 June 2010;

-

the ratio of service fees and inter-operator costs was 13.5%, a 0.4-point improvement. The decline in call termination fees and roaming rates (favourable impact of 343 million euros) was partially offset by growth in unlimited mobile services offers;

-

the ratio of other network expenses and IT expenses improved by 0.2 points to 5.9% in the first half of 2010;

-

the ratio of all property, overhead and other expenses4 was 11.5%, a level comparable to that of the first half 2009 (11.4%) due to overhead reduction programs and lower restructuring costs offset by the decrease in other operating income;

-

before commercial expenses and content purchases, EBITDA margin was 49.3%, a slight decline of 0.3 points from the first half of 2009;

-

the ratio of commercial expenses and content purchases (14.4%) was up 0.6 points. Most of the increase concerns commercial expenses, particularly purchases of mobile handsets, and to a lesser extent content purchases.

In the second quarter, EBITDA was 3.978 billion euros.  The quarterly trend showed a 1.7-point improvement overall with a decline of 3.7% in the second quarter versus a 5.4% decrease in the first quarter, on a comparable basis. Excluding the impact of regulatory measures (-61 million euros), EBITDA fell only 2.3% in the second quarter of 2010, after falling 3.0% in the first quarter. The impact of the improvement in revenues was partially offset by the increase in commercial expenses.

operating income

First half 2010 operating income for the France Telecom group was 4.714 billion euros, down 6.0% on a historical basis (-300 million euros).

The decrease in operating income relates to:

-

a 294 million euro decline in EBITDA,

-

a 69 million euro deterioration in the share of income from associates,

These were partially offset by:

-

a 50 million euro decrease in depreciation and amortization, and

-

a 13 million euro reduction in impairment on fixed assets.

net income

Consolidated net income for France Telecom was 3.965 billion euros in the first half of 2010, compared with 2.764 billion euros in the first half of 2009, an increase of 1.201 billion euros. This corresponds to:

-

a 300 million euro decrease in operating income;

-

a 124 million euro improvement in net financial income generated by the decrease in the cost of net financial debt;

-

a 345 million euro decrease in corporate tax principally related to the reduction in deferred tax expenses;

-

a 1.032 billion euro increase in net income from discontinued operations related to the creation of Everything Everywhere, a joint venture between Orange and T-Mobile in the United Kingdom, on April 1, 2010. For the first half of 2010, net income from discontinued operations included:

•

a 1.060 billion euro gain on the disposal of assets of the Orange shareholding in the United Kingdom,

•

net income from the Orange business in the United Kingdom up to 31 March 2010 was 70 million euros.

In the first half of 2009, the net income from discontinued operations was 98 million euros corresponding to the net income of the Orange business in the United Kingdom in that half.

Net income attributable to non-controlling interests (minority interests) rose to 240 million euros in the first half of 2010, up from 203 million euros in the first half of 2009, a 37 million euro increase.

Net income Group share was 3.725 billion euros in the first half of 2010, compared with 2.561 billion euros in the first half of 2009, an increase of 1.164 billion euros.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets was 2.114 billion euros in the first half of 2010, a 7.5% decrease on a comparable basis, due to particularly unfavourable weather conditions in the first quarter in Europe, especially in Poland, and to the end of the significant network deployment that took place in 2009 for recent acquisitions. In the second quarter of 2010, CAPEX picked up sharply, rising 6.0% on a comparable basis after falling 21.7% in the first quarter. The ratio of CAPEX to revenues was 9.5% in the first half of 2010, compared with 10.1% in the first half of 2009. In the second quarter of 2010, CAPEX to revenues was 11.1%, compared with 8.0% in the first quarter.

In France, the increase in capital expenditure in the second quarter was tied partly to the continued deployment of the 3G mobile network (91% coverage of the population at end June 2010, ahead of the requirement set by French communications regulator ARCEP). Orange France is the leader in network service quality according to ARCEP. The increase in CAPEX also concerns service platforms and the information system. At the same time, investment in fibre optics (FTTH) gradually restarted and is expected to accelerate significantly during the second half.

CAPEX rose in Poland as well in the second quarter of 2010, marking the resumption of investment in the fixed and mobile networks following the difficult weather conditions encountered in the first quarter.

Spain also had a notable increase in investment in its mobile networks during the second quarter.

Similarly, the Enterprise business segment accelerated the information system transformation programs in connection with improvements to customer relations and the launch of new services.

Rest of World segment: investment in Africa and the Middle East contracted, particularly in new operations, following the heavy investments made throughout 2009. Investment in 3G mobile network deployment remained buoyant in European countries.

See glossary.

organic cash flow

The Group had 2.740 billion euros of organic cash flow in the first half of 2010. Excluding the 964 million euro payment made in the first half of 2010 related to the dispute over the special business tax assessment in France prior to 2003 and excluding the acquisition spectrum and frequencies for 285 million euros, the Group’s organic cash flow for the first half of 2010 was down 2.0% on a comparable basis to 3.989 billion euros (-80 million euros). This was mainly due to the following:

-

a 691 million euro decrease in the change in total working capital requirement, excluding an expense of 964 million euros in 2009 linked to the dispute over the special business tax treatment in France prior to 2003;

-

a 394 million euro decrease in accounts payable to fixed asset suppliers, excluding licenses, linked to the decrease in CAPEX;

These items were partially offset by:

-

a decline of 419 million euros in the EBITDA - CAPEX indicator (which includes Orange UK until 1 April 2010);

-

a 412 million euro increase in interest payments and the net impact of currency swaps for 563 million euros (net of dividends and interest income), including in particular the receipt of cash on the settlement of hedging derivatives and the buy-back of TDIRA convertible bonds during the first half of 2009 for 563 million euros;

-

changes to other items of 270 million euros, of which the main impact was from the adjustment of non- monetary items included in the EBITDA.

net financial debt

At 30 June 2010, France Telecom had net debt of 29.892 billion euros, compared to 32.534 billion euros at 31 December 2009.

Net debt was reduced by 2.642 billion euros in the first half of 2010. This was related to organic cash flow generation of 3.989 billion euros5, minus the following items:

-

the payment of the balance of the dividend for 2009 to the shareholders of the parent company (0.80 euro per share), for a total of 2.117 billion euros;

-

dividend payments to non-controlling interests of 290 million euros;

-

acquisitions of spectrum and frequencies for 285 million euros;

-

acquisitions and sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain/loss of control amounting to 165 million euros;

Conversely, other items resulting in a decrease in net debt:

-

the impact on net debt of the 1 April 2010 consolidation of a loan made by the Group to the joint venture Everything Everywhere for 1.405 billion euros;

-

various other items for 105 million euros.

The ratio of net debt to EBITDA6 was 1.86 at 30 June 2010, compared with 1.95 at 31 December 2009.

outlook for 2010

Taking into account the results of the first half and the continuing uncertain economic conditions, the Group anticipates the following trends for the whole of 2010:

-

revenues: excluding the impact of regulatory measures, revenues are expected to remain generally stable on a comparable basis in relation to 2009. The impact of regulatory measures for the year 2010 is estimated to be close to one billion euros.

-

EBITDA: the benefit of cost optimization programs and the lessened impact of regulatory measures in the second half should partially offset the other factors eroding EBITDA margin and support commercial investments across our footprint. EBITDA margin erosion is thus expected to be a maximum of one point in 2010.

-

maintaining the CAPEX rate at about 12% of revenues for the full year 2010, including a catch-up of investment in the second half and the restart of investment in fibre optics in France of about 100 million euros in 2010.

-

given this context, the Group confirms its target for organic cash flow generation of about 8 billion euros in 2010 and 2011, (before the acquisition of frequencies and spectrum for mobile services and excluding the impact on the 2010 accounts of the dispute related to the special business tax in France prior to 2003 of 1.017 billion euros, including interest and other exceptional items),

The Group also confirms its medium-term financial guidance:

-

a policy of selective acquisitions aimed primarily at doubling Group revenues in the next three to five years from emerging markets, particularly in Africa and the Middle East, and looking for consolidation opportunities in markets in which the Group already operates,

-

debt reduction, with a net debt to EBITDA ratio of 2 over the medium term to preserve the Group’s independence and flexibility.

Excluding the impact tied to the business tax in France prior to 2003 and before the acquisition of spectrum and frequencies for mobile services.

6

EBITDA for the previous 12 months on a historical basis. EBITDA includes Orange UK until 1 April 2010 (excluding income from the disposal of Orange UK in the first half of 2010).

review by business segment

France

In millions of euros	period ended 30 June
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	11 590	11 823	11 846	(2.0%)	(2.2%)
EBITDA	4 660	4 942	4 925	(5.7%)	(5.4%)
EBITDA / Revenues	40.2%	41.8%	41.6%
Operating income	3 587	3 826	3 812	(6.2%)	(5.9%)
Operating income / Revenues	30.9%	32.4%	32.2%
CAPEX (excluding GSM and UMTS licenses)	1 106	964	964	14.8%	14.7%
CAPEX / Revenues	9.5%	8.2%	8.1%

Revenues from France declined 2.0% on a comparable basis to 11.590 billion euros in the first half of 2010 (down 2.2% on a historical basis). Excluding regulatory measures (-271 million euros), revenues increased 0.3%.

Revenues from Personal Communication Services decreased 1.2% on a comparable basis to 5.315 billion euros. Excluding regulatory measures (-268 million euros), revenues increased 4.0%.

The number of contract customers rose 5.6% to 18.290 million at 30 June, 2010, representing 69.8% of the customer base at that date. The total number of customers excluding MVNOs (contracts and prepaid offers) rose 3.6% year on year to 26.187 million at 30 June, 2010.

Revenues from data services, including both messaging and non-messaging services, were up sharply (+21.8% compared with the first half of 2009, excluding regulatory measures). The share of network revenues for data services was 29.9% in the first half of 2010, an increase of 4.7 points compared with first half 2009. The number of mobile broadband services customers climbed 18.3% year on year to 14.284 million at 30 June, 2010. The Internet/Business Everywhere service in particular is growing rapidly, with 1.268 million customers at 30 June, 2010, compared with 798,000 customers a year earlier.

The MVNO customer base rose 30% year on year to 2.583 million at 30 June, 2010, compared with 1.981 million at 30 June, 2009.

Revenues from Home Communication Services declined 2.8% on a comparable basis to 6.808 billion euros. Excluding regulatory measures (-57 million euros), revenues fell 2.0%. This was primarily linked to the 11.2% downturn in traditional telephone services (subscriptions and communications).

Revenues from Internet services increased 8.2%, fuelled by the 3.6% growth in the broadband customer base (8.989 million broadband subscribers at 30 June, 2010) and the 4.6% growth in unit revenues, driven by the development of Net offers (with naked ADSL access), Voice over IP and digital TV. The  share of new ADSL subscribers in the second quarter of 2010 was estimated at 15.5%; the launch of new offers and the strengthening of commercial activities should improve market share of new customers significantly in the second half.

Digital TV services (satellite and ADSL TV) continued to climb rapidly (+30% in one year), with 3.051 million customers at 30 June, 2010. The Orange sport and Orange cinema series channels had a total of 752,000 subscribers at 30 June, 2010, compared with 393,000 a year earlier, and there were 5.3 million paid uses of video on demand (VoD) in the first half of 2010 (+48% year on year).

Revenues from Carrier Services fell 0.4% on a comparable basis. Excluding the impact of regulatory measures (-57 million euros), revenues grew 2.2% helped by the 21% year-on-year growth in the number of telephone lines rented to other carriers7 (9.582 million lines at 30 June, 2010).

2nd quarter 2010

Revenues from France decreased 1.8% on a comparable basis to 5.816 billion euros. Excluding regulatory measures (-131 million euros), revenues rose 0.4% compared with the second quarter of 2009.

Revenues from Personal Communication Services declined 1.5% on a comparable basis to 2.691 billion euros. Excluding regulatory measures (-140 million euros), revenues rose 3.9%, after rising 4.1% in the first quarter. The number of mobile broadband customers continued to rise steadily, driven by the success of the smartphones, with 534,000 additional 3G handsets in service in the second quarter of 2010.

Meanwhile, Home Communication Services decreased 2.4% on a comparable basis. Excluding regulatory measures (-17 million euros), revenues fell 1.9%, on a par with the first quarter (-2.0%). The downward trend in traditional telephone services (-11.3%) was partially offset by the 7.5% growth in Internet services and by the 2.9% upturn in carrier services.

EBITDA from France was 4.660 billion euros in the first half of 2010, a 5.7%-decrease on a comparable basis. The EBITDA margin (EBITDA to revenues) was 40.2%, a 1.6-point downturn compared with the first half of 2009. These changes were due in particular to the impact of regulatory measures (-89 million euros), to the declining trend in traditional fixed-line telephone services and to the growth of content purchases and commercial expenses. At the same time, labour expenses rose 2.1% due to increased payroll expenses and to an additional provision for the French Part-time for Seniors Plan.

Operating income from France fell 6.2% on a comparable basis in the first half of 2010 to 3.587 billion euros. The decline in EBITDA was partially offset by the decrease in depreciation and amortisation.

Capital expenditure on tangible and intangible assets (CAPEX) from France rose 14.8% on a comparable basis to 1.106 billion euros in the first half of 2010 due to the development of customer service platforms and to investment in 3G mobile network coverage and capacity, giving Orange the best mobile network in coverage and service quality in metropolitan France according to ARCEP.

7

Completely unbundled telephone lines, naked ADSL access and wholesale telephone subscriptions.

Spain

in millions of euros	period ended 30 June
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1 867	1 911	1 920	(2.3%)	(2.7%)
EBITDA	365	350	349	4.3%	4.5%
EBITDA / Revenues	19.6%	18.3%	18.2%
Operating income	(115)	(174)	(175)	34.2%	34.5%
Operating income / Revenues	(6.1%)	(9.1%)	(9.1%)
CAPEX (excluding GSM and UMTS licenses)	164	182	182	(10.3%)	(10.3%)
CAPEX / Revenues	8.8%	9.5%	9.5%

First half 2010 revenues from Spain declined 2.3% on a comparable basis to 1.867 billion euros. Excluding regulatory measures (-88 million euros), they rose 2.5%.

Revenues from Personal Communication Services fell 2.2% on a comparable basis to 1.536 billion euros. Excluding regulatory measures, they increased 3.7% for the half year, reflecting:

-

5.1% year-on-year growth in the number of contracts, with 6.823 million customers at 30 June, 2010 or 60.4% of the total customer base at that date, compared with 56.6% one year earlier,

-

growth in revenues from data services excluding messaging, reflecting the development of broadband usage and in particular of the Internet/Business Everywhere service, which had 475,000 customers at 30 June, 2010;

-

54% growth year-on-year in the hosted MVNO customer base (1.0 million customers at 30 June, 2010).

The number of prepaid offers (4.472 million at 30 June, 2010) fell 10.1% year-on-year due to an adjustment made in the first half of 2010 to the number of customers (-842,000) in connection with the enactment of the law on mandatory identification of mobile customers.

Revenues from Home Communication Services, at 331 million euros, were down 2.9%, reflecting the downturn in business services and in traditional fixed-line services. ADSL revenues fell 1.2%: the 4.6% year-on-year downturn in the ADSL customer base to 1.083 million customers at 30 June 2010 was partially offset by the growth of unit revenues.

2nd quarter 2010

Revenues from Spain declined1.8% on a comparable basis to 945 million euros. Excluding regulatory measures (-44 million euros), revenues rose 2.9% in the second quarter after rising 2.0% in the first quarter. This improvement was attributable to revenues from Personal Communication Services, which increased 4.0% in the second quarter after rising 3.4% in the first quarter. The customer base for mobile services rose steadily, with 136,000 new customers added in the second quarter of 2010 (net of terminations), after rising 121,000 in the first quarter8, and strong growth in non-messaging data services.

EBITDA from Spain was 365 million euros in the first half of 2010. On a comparable basis, EBITDA rose 4.3% and the EBITDA margin was 19.6%, a 1.3-point improvement in relation to the first half of 2009 (18.3%). The effect of optimisation programmes, particularly interconnection cost reductions for fixed services, was partially offset by increased commercial expenses.

Spain registered an operating loss of 115 million euros in the first half of 2010, a 34.2% improvement on a comparable basis attributable to EBITDA growth and lower depreciation and amortisation.

Capital expenditure on tangible and intangible assets (CAPEX) in Spain was164 million euros for the first half of 2010, down 10.3% from the first half of 2009. First half 2010 CAPEX primarily focused on expanding 3G mobile network capacities, on strengthening the distribution system, and on information systems.

Poland

in millions of euros	period ended June 30
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1 963	2 123	1 900	(7.5%)	3.3%
EBITDA	723	807	721	(10.4%)	0.1%
EBITDA / Revenues	36.8%	38.0%	38.0%
Operating income	246	282	252	(12.9%)	(2.5%)
Operating income / Revenues	12.5%	13.3%	13.3%
CAPEX (excluding GSM and UMTS licenses)	179	224	201	(20.4%)	(11.0%)
CAPEX / Revenues	9.1%	10.6%	10.6%

Revenues from Poland were 1.963 billion euros. The 3.3% increase on a historical basis was due to the favourable impact of the zloty exchange rate (+11.7 points). On a comparable basis, revenues from Poland declined 7.5%. Excluding the impact of regulatory measures (-90 million euros), revenues fell 3.4% on a comparable basis.

Revenues from Personal Communication Services were 941 million euros. They decreased 4.7% on a comparable basis, reflecting the impact of regulatory measures (-64 million euros). Excluding those measures, revenues from Personal Communication Services increased 1.9% as the customer base grew. The number of contract customers (6.791 million at 30 June, 2010) rose 5.3% year on year and represented 48.4% of the customer base. The total number of customers excluding MVNOs was 14.029 million at 30 June, 2010, a 1.9% increase year on year.

Revenues from Home Communication Services declined 9.6% on a comparable basis to 1.149 billion euros. Excluding the impact of regulatory measures (-33 million euros), revenues declined 7.2%, primarily reflecting the downward trend in traditional telephone services due to the migration towards mobiles. The number of broadband customers remained stable year on year, at a total of 2.261 million at 30 June, 2010. Meanwhile, the number of digital TV customers (ADSL and satellite) rose rapidly to 453,000 customers at 30 June, 2010 compared with 239,000 a year earlier.

2nd quarter 2010

Revenues from Poland increased 5.6% on an historical basis to 993 million euros, including the favourable impact of the Polish zloty exchange rate (+10.9 points). On a comparable basis, they fell 4.7%. Excluding the impact of regulatory measures (-29 million euros), the 2.0% downturn was a noticeable improvement in relation to the first quarter (-4.8%). This was attributable to Personal Communication Services, which rose 4.4% after falling 0.7% in the first quarter. Home Communication Services continued their downward trend (-7.2% in the second quarter of 2010).

First half 2010 EBITDA from Poland were 723 million euros, a 10.4% decrease on a comparable basis (stable on an historical basis at +0.1% due to the favourable effect of the zloty exchange rate).  The downturn in revenues was partially offset by lower service fees and inter-operator costs, commercial expenses and overheads.

Operating income from Poland was 246 billion euros in the first half of 2010, a decline of 12.9% on a comparable basis. The reduction in EBITDA was partially offset by the decrease in depreciation and amortisation.

Capital expenditure on tangible and intangible assets (CAPEX) in Poland was 179 million euros in the first half of 2010, a 20.4% decline on a comparable basis (limited to 11.0% on an historical basis with the favourable impact of the zloty exchange rate). The decrease was largely due to difficult weather conditions, which delayed deployment of 2G and 3G mobile networks in the first quarter. Catch-up programmes began at the beginning of the second quarter, with CAPEX rising 32% in relation to the second quarter of 2009.

8

excluding the adjustment related to enactment of the law on the mandatory identification of mobile customers (adjustment of -394,000 customers in the second quarter of 2010 and of -448,000 customers in the first quarter).

Rest of World

in millions of euros	period ended 30 June
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3 663	3 595	3 564	1.9%	2.8%
EBITDA	1 360	1 419	1 417	(4.2%)	(4.0%)
EBITDA / Revenues	37.1%	39.5%	39.7%
Operating income	849	965	966	(12.0%)	(12.1%)
Operating income / Revenues	23.2%	26.8%	27.1%
CAPEX (excluding GSM and UMTS licenses)	390	482	484	(19.2%)	(19.4%)
CAPEX / Revenues	10.6%	13.4%	13.6%

Revenues in the Rest of World segment rose to 3.663 billion euros in the first half of 2010, an increase of 2.8% on an historical basis, including the favourable impact of exchange rates (+0.2 points) and the impact of changes to the footprint (+0.7 point).  Half-year revenues increased 1.9% on a comparable basis. Excluding regulatory measures (-58 million euros), revenues rose 3.6%:

-

in Africa and the Middle East, revenues rose 8.0% (excluding regulatory measures), driven by the new operations in Africa9, which showed strong growth (+29%), Côte d’Ivoire, Mali, Cameroon and Senegal;

-

in Europe, revenues increased 0.9% (excluding regulatory measures), with growth in Belgium (6.3%) and Switzerland (3.1%) partially offset by the downturn in Romania (-8.7%);

-

in the Dominican Republic, the 4.8% growth in revenues (excluding regulatory impact) reflected the rising number of mobile customers (+10% at 30 June 2010 year on year).

The number of mobile services customers rose sharply in the Rest of World segment (+11.7% on a comparable basis) to a total of 58.1 million customers at 30 June 2010, with 6.1 million customers added year on year (net of terminations), including 1.0 million customers from new operations in Africa.

2nd quarter 2010

Revenues grew 1.6% on a comparable basis to 1.885 billion euros. Excluding regulatory measures (-34 million euros), revenues rose 3.5%, similar to the climb in the first quarter (+3.6%). Operations in Africa and the Middle East continued their steady growth. In Europe, the improved performance in Romania and Slovakia offset the slower growth in Switzerland.

EBITDA from the Rest of World segment was 1.360 billion euros in the first half of 2010, a 4.2% decrease on a comparable basis. The downturn in EBITDA related mainly to Romania and to a lesser extent to Slovakia and Senegal.

First half 2010 operating income from the Rest of World segment was 849 million euros, a 12.0% decline on a comparable basis attributable to decreased EBITDA, an increase in depreciation and amortisation and a decline in income from associates, primarily Tunisia and Egypt.

Capital expenditure on tangible and intangible assets (CAPEX) for the Rest of World segment fell 19.2% on a comparable basis to 390 million euros, reflecting fewer investments in new operations following heavy deployment in 2009 and optimised investment in 2G mobile networks in Europe.

Enterprise

in millions of euros	period ended 30 June
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3 576	3 802	3 824	(6.0%)	(6.5%)
EBITDA	686	737	780	(7.0%)	(12.1%)
EBITDA / Revenues	19.2%	19.4%	20.4%
Operating income	520	552	595	(5.8%)	(12.6%)
Operating income / Revenues	14.5%	14.5%	15.6%
CAPEX (excluding GSM and UMTS licenses)	143	139	138	3.1%	3.6%
CAPEX / Revenues	4.0%	3.6%	3.6%

Revenues from the Enterprise segment rose to 3.576 billion euros in the first half of 2010, a 6.5% decrease on an historical basis in relation to the first half of 2009, including the unfavourable impact of exchange rates (-0.4 point) and changes to the footprint (-0.2 point).  Half-year revenues fell 6.0% on a comparable basis.

Most of this decrease reflected the downturn in traditional data and fixed-line services (-12.7%) generated by:

-

the decreased number of telephone lines due in particular to growth in wholesale line rentals and the migration towards VoIP solutions;

-

the reduced volume of traditional telephone communications traffic with the growth of VoIP;

-

the downturn in customer relations revenues (call centres) tied to the substitution of the Internet for these services;

-

the downturn in traditional data services linked to the continued migration of enterprise networks to more recent technologies.

Advanced Business Network Services increased 0.6% on a comparable basis: the slowdown of IPVPN services which have reached maturity, marked by increased price pressures, was partially offset by strong growth in high bandwidth solutions such as MAN Ethernet and Ethernet LINK and in Internet services (particularly Voice over IP).

Extended Business Services declined 3.6% on a comparable basis in a particularly difficult business services market, most notably in the first quarter of 2010.

Other Business Services fell 3.2% on a comparable basis due to the downturn in network equipment sales, partially offset by 4.6% growth in broadcast services.

2nd quarter 2010

Quarterly revenues were 1.806 billion euros, a decline of 4.9% compared with the second quarter of 2009 on a comparable basis, and a 2.1 point improvement in relation to the first quarter of 2010 (-7.0%). While traditional fixed-line and data services continued their downward trend, extended business services posted an improvement in the second quarter, mainly concerning service platforms and solutions deployment. Network equipment sales had a more limited downturn in the second quarter.

EBITDA from the Enterprise segment was 686 billion euros in the first half of 2010, a 12.1% decline on an historical basis and a 7.0% decline on a comparable basis. The EBITDA margin was 19.2%, a slight 0.2-point decrease on a comparable basis compared with the first half of 2009. The improved margins of the connectivity and services operations and the cost reduction plans helped limit the impact of reduced revenues on EBITDA margin.

Operating income was 520 million euros in the first half of 2010, declining 12.6% on an historical basis. On a comparable basis, the decrease was 5.8%, mainly reflecting the EBITDA trend. Operating income to revenues held steady at a level comparable to that of the first half of 2009.

Capital expenditure on tangible and intangible assets (CAPEX) rose 3.1% on a comparable basis to 143 million euros in the first half of 2010 for IT investments, particularly in extended business services.

9

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

International Carriers and Shared Services

in millions of euros	period ended 30 June
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	780	759	688	2.8%	13.4%
EBITDA	(49)	(140)	(153)	-	-
EBITDA / Revenues	(6.3%)	(18.4%)	(22.3%)
Operating income	(373)	(422)	(436)	11.4%	14.3%
Operating income / Revenues	(45.0%)	(55.7%)	(63.5%)
CAPEX (excluding GSM and UMTS licenses)	132	294	293	(54.8%)	(54.8%)
CAPEX / Revenues	17.0%	38.7%	42.7%

First half 2010 revenues grew 2.8% on a comparable basis (+13.4% on an historical basis) to 780 million euros.

Revenues from International Carrier Services were 675 million euros, a 2.1% increase on a comparable basis, driven by international transit services. Shared Services also showed an increase (+7.8% on a comparable basis) to 105 million euros: the increases in revenues from Research and Development and from the film co-production business were partially offset by the decrease in online gaming revenues.

EBITDA was negative in the first half of 2010, at 49 million euros, compared with a negative result of 140 million euros in the first half of 2009 on a comparable basis. The 91 million euro improvement between the two half-year periods was due in particular to reduced restructuring costs and improved gains on disposals of assets. These items were partially offset by increased content purchases and the increase in services fees and inter-operator costs linked to the growth of international transit services.

The first half 2010 operating loss was 373 million euros, compared with a loss of 422 million euros in the first half of 2009. The +49 million euro improvement between the two half-year periods was due to improved EBITDA, partially offset by the reversal of the provision for Sonaecom equity securities recognised in the first half of 2009 in the amount of 36 million euros.

Capital expenditure on tangible and intangible assets (CAPEX) was 132 million euros in the first half of 2010. It declined substantially from the first half of 2009, due to investments in shared projects that are now divided among the different operating segments.

calendar of upcoming events

•

28 October 2010: 3rd quarter 2010 results

contacts

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Tom Wright tom.wright@orange-ftgroup.com analyst and investor contacts: +33 1 44 44 04 32

Xavier Pichon
xavier.pichon@orange-ftgroup.com

Aurélie Jolion
xavier.pichon@orange-ftgroup.com

Cionaith Cullen
cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire

mathieu.lemaire@orange-ftgroup.com

for further information

The slide presentation prepared for the publication of first half 2010 financial results can be viewed on the France Telecom website at:

www.orange.com

www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “conquests 2015” Action Plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

(in millions of euros, except for figures related to shares)

	30 June 2010	30 June 2009

Revenues	22 144	22 418
External Purchases	(9 162)	(9 246)
Other operating income	276	314
Other operating expenses	(1 080)	(1 081)
Labor expenses	(4 379)	(4 251)
Gains (losses) on disposals of assets	2	(17)
Restructuring costs	(56)	(98)
EBITDA	7 745	8 039
Depreciation and amortization	(3 042)	(3 092)
Impairment of goodwill	-	-
Impairment of non-current assets	(1)	(14)
Share of profits (losses) of associates	12	81
Operating income	4 714	5 014
Gross cost of financial debt	(1002)	(1 134)
Income and expenses on assets constituting net debt	72	73
Foreign exchange gains (losses)	(10)	(1)
Other financial income and expenses	(28)	(30)
Finance costs, net	(968)	(1 092)
Income tax	(911)	(1 256)
Consolidated net income after tax of continuing operations	2 835	2 666
Net income from discontinued operations	1 130	98
Consolidated net income after tax	3 965	2 764
Net income attributable to equity holders of the parent	3 725	2 561
Net income attributable to non-controlling interests	240	203

Earnings per share (in euros)

Net income from continuing operations attributable to equity holders of the parent
- basic	0.98	0.93
- diluted	0.98	0.93

Net income from discontinued operations attributable to equity holders of the parent
- basic	0.43	0.04
- diluted	0.43	0.04

Net income attributable to equity holders of the parent
	1.41	0.97
	1.41	0.97

appendix 2: consolidated balance sheet

(in millions of euros)

	30 June 2010	30 June 2009
ASSETS
Goodwill	27 960	27 797
Other intangible assets	9 920	9 953
Property, plant and equipment	23 305	23 547
Interests in associates	8822	937
Assets available for sale	138	220
Non-current loans and receivables	1 539	2 554
Non-current financial assets at fair value through profit or loss	75	199
Non-current hedging derivatives assets	812	180
Other non-current assets	12	32
Deferred tax assets	3 028	3 775
Total non-current assets	75 611	69 194
Inventories	562	617
Trade receivables	5 289	5 451
Current loans and other receivables	141	1 093
Current financial assets at fair value through profit or loss, excluding cash equivalents	935	91
Current hedging derivatives assets	105	18
Other current assets	1871	1 828
Current tax assets	87	142
Prepaid expenses	510	407
Cash equivalents	6 414	2 911
Cash	1 081	894
Total current assets	16 995	13 452
Assets held for sale	-	8 264
TOTAL ASSETS	92 606	90 910
	-	8 264
EQUITY AND LIABILITIES
Share capital	10 595	10 595
Additional paid-in capital	15 730	15 730
Retained earnings (deficit)	4 230	539
Equity attributable to equity holders of the parent	30 555	26 864
Equity attributable to non-controlling interests	2 382	2 713
Total equity	32 937	29 577

Non-current trade payables	400	411
Non-current financial liabilities at amortized cost, excluding trade payables	30 644	30 502
Non-current financial liabilities at fair value through profit or loss	259	614
Non-current hedging derivatives liabilities	179	693
Non-current employee benefits	1 349	1 223
Other non-current provisions	764	1 009
Other non-current liabilities	546	565
Deferred tax liabilities	1 000	1 043
Total non-current liabilities	35 141	36 060

Current trade payables	7 378	7 531
Current financial liabilities at amortized cost, excluding trade payables	9 041	6 230
Current financial liabilities at fair value through profit or loss	240	73
Current hedging derivatives liabilities	341	1
Current employee benefits	1 511	1 687
Current provisions	975	1 217
Other current liabilities	2 220	2 629
Current tax payables	369	282
Prepaid expenses	2 453	2 443
Total current liabilities	24 528	22 093
Liabilities related to assets held for sale	-	3 180
TOTAL EQUITY AND LIABILITIES	92 606	90 910

appendix 3: consolidated statement

(in millions of euros)

	30 June 2010	30 June 2009
operating activities
Consolidated net income after tax	3 965	2 764
Neutralization of non-monetary items	3 521	5 650
Changes in inventories, trade receivables and trade payables	517	9
Other changes in working capital requirements	(1 109)	(328)
Other cash outflows, net	(1 320)	(893)
Net cash provided by operating activities	5 574	7 202
including net cash provided by discontinued operations	87	608
investing activities
Acquisitions (disposals) of property, plant and equipment and intangible assets	(2 834)	(3 133)
Acquisitions of investment securities, net of cash acquired	(69)	(13)
Proceeds from sales of investment securities, net of cash transferred	(54)	3
Escrow deposit related to General Court decision	964	-
Decrease (increase) in marketable securities and other long-term assets	28	(638)
Net cash used in investing activities	(1 965)	(3 781)
including net cash provided by discontinued operations	(107)	(221)
financing activities
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	2 063	3 046
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares and other long-term debt, repayment of the equity share of hybrid debt	(989)	(3 286)
Increase (decrease) in bank overdrafts and short-term borrowings	59	737
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	799	(303)
Exchange rate effects on derivatives, net	531	(137)
Buyback of own shares	(24)	(33)
Change in share of equity in subsidiaries without (loss) gain of control	(42)	(1 377)
Change in share capital – shareholders of the parent company	-	2
Change in share capital - equity attributable to non-controlling interests	1	1
Dividends paid by the parent company	(2117)	(1553)
Dividends paid to non-controlling interests	(290)	(275)
Net cash used in financing activities	(9)	(3 178)
including net cash provided by discontinued operations	66	(396)

Net change in cash and cash equivalents	3600	243
Effect of exchange rate changes on cash and cash equivalents	90	34
Cash and cash equivalents at beginning of half-year	3 805	4 694
Cash and cash equivalents at end of half-year	7 495	4 971

appendix 4: first half 2010 organic cash flow

(in millions of euros)	30 June 2010	30 June 2009

EBITDA – CAPEX (including the United Kingdom until 1 April 2010)	5 698	6 117
Interest paid and net impact of currency swaps (net of dividends and interest income received)	(1 050)	(638)
Income tax paid	(270)	(255)
(Decrease) Increase in total working capital requirement	(592)	(319)
General Court decision of 30 November 2009*	(964)	-
Other components of working capital requirements	372	(319)
Increase (decrease) in accounts payable to fixed asset suppliers, excluding licenses (CAPEX)	(372)	(766)
Telecommunication licenses (net of change in telecommunication license payables)	(303)	(4)
Proceeds from sales of property, plant and equipment and intangible assets	23	58
Other items**	(394)	(124)
Organic cash flow	2 740	4 069
Cash flow attributable to equity holders of the parent	2 511	3 901
Cash flow attributable to non-controlling interests	229	168

General Court decision of 30 November 2009*	964	-
Acquisition of spectra and frequencies	285	-
Organic cash flow before General Court decision and acquisition of spectra and frequencies	3 989	4 069
* Settlement of the dispute over the special business tax treatment in France prior to 2003. ** Primarily including the effect of the adjustment of non-monetary items included in EBITDA.

appendix 5: change in net debt for the first half of 2010

(in millions of euros)
Net financial debt at 31 December 2009	32 534

Organic cash flow before General Court decisions of 30 November 2009* and acquisition of spectrum and frequencies	(3 989)
Dividends paid to equity holders of the parent company (balance of dividend for 2009 was 0.80 euro per share)	2 117
Impact on net debt of the consolidation on 1 April 2010 of a loan made by the Group to the joint venture Everything Everywhere **	(1 405)
Dividends paid to non-controlling interests	290
Acquisition of spectrum and frequencies	285
Acquisitions and proceeds from sales of equity securities (net of cash acquired or transferred) and changes in equity shares of subsidiaries not involving a gain/loss of control	165
Other items	(105)
Net financial debt at 30 June 2010	29 892
* Dispute over the special business tax treatment in France prior to 2003 ** The repayment of 625 million pounds by Deutsche Telekom on 1 April 2010 has no impact on Group net financial debt.

appendix 6: analysis of consolidated EBITDA

(in millions of euros)	2010	2009 comparable basis (unaudited)	2009 historical basis	Change comparable basis (in %)	Change historical basis (in %)
First half

Revenues	22 144	22 645	22 418	(2.2)	(1.2)
External Purchases	(9 162)	(9 347)	(9 246)	(2.0)	(0.9)
in % of revenues	41.4%	41.3%	41.2%	0.1 pt	0.2 pt
of which:
purchases from and fees paid to carriers	(2 979)	(3 140)	(3 099)	(5.1)	(3.9)
in % of revenues	13.5%	13.9%	13.8%	(0.4 pt)	(0.3 pt)
Other network expenses and IT costs	(1 309)	(1 376)	(1 318)	(4.9)	(0.7)
in % of revenues	5.9%	6.1%	5.9%	(0.2 pt)	0.0 pt
Overheads, property, other external expenses and capitalized production	(1 693)	(1 706)	(1 727)	(0.8)	(2.0)
in % of revenues	7.6%	7.5%	7.7%	0.1 pt	(0.1 pt)
Commercial expenses and content purchases	(3 181)	(3 124)	(3 101)	1.8	2.6
in % of revenues	14.4%	13.8%	13.8%	0.6 pt	0.6 pt
Labour expenses	(4 379)	(4 302)	(4 251)	1.8	3.0
in % of revenues	19.8%	19.0%	19.0%	0.8 pt	0.8 pt
Other operating income and expenses	(804)	(770)	(767)	-	-
Gains (losses) on disposal of assets	2	(15)	(17)	-	-
Restructuring expenses	(56)	(96)	(98)	-	-
EBITDA	7 745	8 115	8 039	(4.6)	(3.7)
in % of revenues	35%	35.8%	35.9%	(0.9 pt)	(0.9 pt)
2nd quarter

Revenues	11 185	11 383	11 233	(1.7)	(0.4)
External Purchases	(4 618)	(4 679)	(4 602)	(1.3)	0.4
in % of revenues	41.3%	41.1%	41.0%	0.2 pt	0.3 pt
of which:
purchases from and fees paid to carriers	(1 513)	(1 600)	(1 568)	(5.5)	(3.5)
in % of revenues	13.5%	14.1%	14.0%	(0.6 pt)	(0.5 pt)
Other network expenses and IT costs	(664)	(704)	(649)	(5.7)	2.2
in % of revenues	5.9%	6.2%	5.8%	(0.3 pt)	0.1 pt
Overheads, property, other external expenses and capitalized production	(835)	(806)	(836)	3.6%	(0.1)
in % of revenues	7.5%	7.1%	7.4%	0.4 pt	0.1 pt
Commercial expenses and content purchases	(1 607)	(1 570)	(1 549)	2.4	3.8%
in % of revenues	14.4%	13.8%	13.8%	0.6 pt	0.6 pt
Labour expenses	(2 181)	(2 143)	(2 116)	1.8%	3.1
in % of revenues	19.5%	18.8%	18.8%	0.7 pt	0.7 pt
Other operating income and expenses	(380)	(361)	(361)	-	-
Gains (losses) on disposal of assets	(2)	(14)	(14)	-	-
Restructuring expenses	(26)	(54)	(58)	-	-
EBITDA	3 978	4 131	4 082	(3.7)	(2.6)
in % of revenues	35.6%	36.3%	36.3%	(0.7 pt)	(0.7 pt)

appendix 7: revenues by operating segment

(in millions of euros)	2010	2009 comparable basis (unaudited)	2009 historical basis	Change comparable basis (in %)	Change historical basis (in %)

First half
France	11 590	11 823	11 846	(2.0)	(2.2)
Personal Communication Services	5 315	5 379	5 379	(1.2)	(1.2)
Home Communication Services	6 808	7 003	7 073	(2.8)	(3.7)
Consumer Services	4 268	4 408	4 387	(3.2)	(2.7)
Carrier Services	2 247	2 255	2 323	(0.4)	(3.3)
Other HCS revenues	294	339	364	(13.3)	(19.2)
Eliminations	(533)	(558)	(607)	-	-
Spain	1 867	1 911	1 920	(2.3)	(2.7)
Personal Communication Services	1 536	1 570	1 578	(2.2)	(2.6)
Home Communication Services	331	341	342	(2.9)	(3.2)
Poland	1 963	2 123	1 900	(7.5)	3.3
Personal Communication Services	941	988	884	(4.7)	6.4
Home Communication Services	1 149	1 271	1 138	(9.6)	1.0
Eliminations	(126)	(135)	(121)	-	-
Rest of World	3 663	3 595	3 564	1.9	2.8
Enterprise	3 576	3 802	3 824	(6.0)	(6.5)
Business Network Legacy	1 341	1 536	1 642	(12.7)	(18.3)
Advanced Business Network	1 149	1 142	1 083	0.6	6.2
Extended Business Services	675	700	676	(3.6)	(0.1)
Other Business services	410	423	423	(3.2)	(3.1)
International Carriers and Services	780	759	688	2.8	13.4
International Carriers	675	661	605	2.1	11.6
Shared Services	105	97	83	7.8	26.8
Inter-segment eliminations	(1 295)	(1 368)	(1 324)	-	-
Group total	22 144	22 645	22 418	(2.2)	(1.2)
2nd quarter
France	5 816	5 925	5 931	(1.8)	(1.9)
Personal Communication Services	2 691	2 731	2 731	(1.5)	(1.5)
Home Communication Services	3 399	3 483	3 514	(2.4)	(3.3)
Consumer Services	2 115	2 188	2 177	(3.4)	(2.9)
Carrier Services	1 140	1 125	1 159	1.3	(1.6)
Other HCS revenues	144	170	178	(14.8)	(19.0)
Eliminations	(274)	(289)	(314)	-	-
Spain	945	962	966	(1.8)	(2.2)
Personal Communication Services	777	791	795	(1.8)	(2.3)
Home Communication Services	168	170	171	(1.7)	(2.1)
Poland	993	1 043	940	(4.7)	5.6
Personal Communication Services	486	487	439	(0.2)	10.7
Home Communication Services	570	624	563	(8.7)	1.2
Eliminations	(63)	(68)	(62)	-	-
Rest of World	1 885	1 855	1 805	1.6	4.5
Enterprise	1 806	1 900	1 904	(4.9)	(5.1)
Business Network Legacy	664	753	806	(11.8)	(17.7)
Advanced Business Network	576	580	545	(0.7)	5.6
Extended Business Services	349	356	342	(2.0)	2.1
Other Business services	217	211	211	3.0	3.1
International Carriers and Services	394	385	350	2.3	12.6
International Carriers	341	338	310	0.9	10.1
Shared Services	53	47	41	12.3	31.2
Inter-segment eliminations	(655)	(687)	(663)	-	-
Group total	11 185	11 383	11 233	(1.7)	(0.4)

appendix 8: key performance indicators of France Telecom

	30 June 2009 Pro forma	30 June 2010

France Telecom Group
Total number of customers* (millions)	175.374	182.028

Personal Communication Services customers* (millions)	115.446	123.065
- of which contract customers (millions)	46.034	48.806
Home Communication Services broadband customers (millions)	12.885	13.164
- of which IPTV and satellite TV customers (millions)	2.670	3.579

France
Personal Communication Services
Number of customers* (millions)	25.287	26.187
- of which contract customers (millions)	17.327	18.290
- of which broadband customers (millions)	12.073	14.284
Total ARPU (euros)	409	391
Number of MVNO customers (millions)	1.981	2.583
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	21.432	20.018
- of which naked ADSL* subscribers (millions)	2.390	3.126
ARPU of fixed line subscribers (euros)	33.6	34.8
Number of broadband customers at end of period (millions)	8.680	8.989
ADSL market share at end of period (%) ***	48.7	46.5
Number of IPTV and satellite TV customers (millions)	2.339	3.051
Operator Market
Total number of fixed lines in the Carriers market (millions)	7.888	9.582
- of which total unbundling (millions)	5.664	7.139
- of which wholesale naked ADSL rental ** (millions)	1.250	1.240
- of which wholesale line rentals (millions)	0.974	1.204

Spain
Personal Communication Services
Number of customers* (millions)	11.469	11.294
- of which contract customers (millions)	6.495	6.823
- of which broadband customers (millions)	4.154	5.779
Total ARPU (euros)	281	265
Home Communication Services
Number of ADSL broadband customers (millions)	1.135	1.083
Number of Voice over IP customers (thousands)	385	540
Poland
Personal Communication Services
Number of customers* (millions)	13.768	14.029
- of which contract customers (millions)	6.450	6.791
- of which broadband customers (millions)	5.370	6.448
Total ARPU (PLN)	541	518
Home Communication Services
Total number of fixed lines. including unbundled lines (millions)	8.613	8.105
Number of ADSL broadband customers (millions)	2.267	2.261

Rest of World
Personal Communication Services
Total number of customers* (millions)	52.000	58.096
- of which contract customers (millions)	10.486	11.171
Number PCS customers by region (millions)
Europe	20.665	21.203
Africa and Middle East	28.736	34.030
Other	2.599	2.863
Home Communication Services
Total number of telephone lines (thousands)	2 248	2 243
- Europe (thousands)	635	672
- Africa and Middle East (thousands)	1 613	1571
Number of broadband customers at end of period (thousands)	325	432
- Europe (thousands)	71	116
- Africa and Middle East (thousands)	254	315
Enterprise
France
Number of legacy telephone lines (thousands)	4 980	4 550
Number of Business Everywhere customers (thousands)	718	770
Number of accesses to IP networks (thousands)	333	335
- of which IP-VPN (thousands)	273	272
Number of XoIP connections (thousands)	26	40
World
Number of IP-VPN accesses \ world (thousands)	324	320
* Excluding customers of MVNOs

appendix 9: second quarter 2010 highlights

highlights
July
22 July 2010	Group – Orange and Deezer join forces to develop the Digital music market
21July 2010	France – Orange is the best mobile network, according to the ARCEP
21July 2010	France – Orange is launching a special edition Origami Jet unlimited all-inclusive mobile package
15 July 2010	Group – Orange confirms its leadership in the sustainable telecoms market, says independent research firm
5 July 2010	Group – Orange unveils its new industrial project “conquests 2015”
1 July 2010	United Kingdom – Orange UK and T-MOBILE integrate to form Everything Everywhere: Company officially integrated today
June
28 June 2010	Group – Orange will withdraw its offer following the Supervisory Board meeting of Le Monde
28June 2010	Group – Orange acknowledges the decision taken by the Société des Rédacteurs du Monde
25 June 2010	Group – Corporate Social Responsibility report : France Telecom steps up its commitments toward customers, employees and society
22 June 2010	Group – France Telecom: prices a JPY 52.3 billion bond

10 June 2010	France – Orange wins Green power innovation award for its solar-powered base station programme
8 June 2010	France – Orange is opening up mobile internet access: stylish smartphones from 9 euros and dedicated offers
7June 2010	Africa – France Telecom-Orange signs the construction agreement for the new “Africa Coast to Europe” (ACE) submarine cable
3 June 2010	Switzerland – Orange Switzerland looks to the future: intensified drive to be Switzerland’s Customer Champion with focus on digital entertainment and SME business customers
3 June 2010	Switzerland – France Telecom and TDC terminate their agreement to combine Orange Switzerland and Sunrise
1 June 2010	France – New Internet is coming to Orange: more services and lower prices
May
10 May 2010	United Kingdom – Orange and T-MOBILE unveil joint venture name, team, vision and plans
10 May 2010	Egypt – France Telecom and Orascom Telecom sign the finalized terms of the agreements on Mobinil
9 May 2010	Egypt – France Telecom and Orascom Telecom disclose additional information on their agreements on Mobinil and ECMS following the decision of the Egyptian Financial Supervisory Authority
7 May 2010	France – Orange iPad plans making the most of the number-one 3G+ network in France
6 May 2010	France – France Telecom signs two new Group agreements within the framework of the negotiations on stress and an agreement on the payment of supplementary profit-sharing
4 May 2010	Tunisia – Orange Tunisia launches mobile, fixed and internet operations in Tunisia
April
29 April 2010	Group – first quarter 2010: revenues and EBITDA are in line with the Group’s outlook for the year as a whole. France Telecom confirms its financial objectives for 2010
27 April 2010	Egypt – France Telecom and Orascom Telecom submit the main terms of their agreements on Mobinil and ECMS to the Egyptian Financial Supervisory Authority
22 April 2010	Switzerland - France Telecom and TDC consider the Swiss Competition Commission’s decision as negative for the Swiss Consumer and telecommunications market
14 April 2010	Egypt – France Telecom and Orascom present an outline of an agreement on Mobinil and ECMS to the Egyptian Government
10 April 2010	Switzerland – France Telecom and TDC sign the final agreement to combine Orange Switzerland and Sunrise
1 April 2010	United Kingdom – Deutsche Telekom and France Telecom announce completion of UK merger

All the press releases are available on the Group’s websites:

www.orange.com       www.orange.co.uk        www.orange.es        www.tp-ir.pl       www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services: Average annual revenues per line for fixed services for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU - Personal Communication Services: Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): Average revenue per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

CAPEX: Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses: External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the method and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization This indicator corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, and restructuring costs. Since January 1, 2010, the share of income from associates is consolidated under EBITDA.

EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: Enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues - Personal Communication Services: Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network orperators (MVNO).

organic cash flow: Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services): Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

total property, overheads and other expenses: Other expenses include equipment costs, call centre outsourcing expenses, capitalized production of goods and services, restructuring costs, gains or losses on disposals of assets, and other operating expenses. Other operating expenses include taxes, provisions and losses on accounts receivable, and other expenses and changes in provisions. Other operating expenses are reported net of other operating income. Since January 1, 2010, the share of income from associates is no longer included in this indicator.

wholesale line rental in France – WLR: By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 29, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer